SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: April 2, 2007	By:	/s/ Kathryn Heath
		Name:	Kathryn Heath
		Title:	Associate General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-008 dated April 2, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium acquires Equity Position in Chinese Specialty Fertilizer Company Hanfeng	07-008
Date: April 2, 2007

Contact:
Investor/Media Relations:
Richard Downey
Senior Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

ALL AMOUNTS ARE U.S.$ UNLESS OTHERWISE STATED	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc. (Hanfeng) for C$6.22 per share or US$63-million. In addition, Agrium has the opportunity to participate in a proposed joint venture between Hanfeng and PetroChina Ningxia Petrochemical Company (PetroChina). It is expected that this joint venture will build and operate Sulphur Coated Urea (SCU) plants in Ningxia and the surrounding provinces.
“I believe this is excellent strategic fit for Agrium, one that leverages off our expertise in the specialty fertilizer business and provides a platform for future growth in the important Chinese fertilizer and agriculture market,” said Mike Wilson, President and CEO of Agrium.
Hanfeng is a leading provider of value-added fertilizers in China, with significant granulated NPK production, blending capacity and growing SCU capacity. Hanfeng is traded on the Toronto Stock Exchange (TSX) under the symbol HF. SCU production technology was licensed from Nu-Gro Technologies, which is now part of Agrium’s Advanced Technologies business unit.
Hanfeng has grown significantly in the specialty fertilizer market in the past two years, and has plans to continue to expand production in China. The growth is expected to be largely in slow and controlled release fertilizers, which increase yields and represents a best nutrient management practice.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
About Hanfeng
Hanfeng is a leading provider of slow and controlled release fertilizers to blenders, the agricultural market and the urban greening market. Hanfeng was the first to introduce the concept of slow and controlled release fertilizers into China’s agricultural market with the establishment of the first commercial scale slow-release fertilizers production in China. All production facilities are located in prime agricultural regions of China. The company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange.
Forward-Looking Statement
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions and seeded crop acreage within North and South America and China, future prices of nitrogen, phosphate and potash, variability in and regional price differentials of North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine and Chinese currencies, South American and Chinese domestic fertilizer consumption and government policies, including the application of price controls on fertilizers, fertilizer trade policies and volumes for China and India, including the timing and volumes associated with the Chinese potash negotiations, future fertilizer inventory levels, future nitrogen, potassium, phosphate and specialty fertilizer consumption and crop protection chemical application rates in North America, future crop prices, ethanol prices, future levels of nitrogen imports into North America, potential constraints in the transportation of fertilizer to reach customers during peak seasonal demand, future additional fertilizer capacity and operating rates, timing of facility turnarounds, maintenance and production rates at our facilities, anticipated phosphate ore quality at Kapuskasing and resulting future mining and processing costs and the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted. In particular with respect to the Royster-Clark acquisition, we assume we will achieve improved fertilizer margins from centralized purchasing and synergies from combined chemical or other associated rebates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.